PECO II, Inc.

1376 State Route 598

Galion, Ohio 44833

January 20, 2006

Via Edgar and FedEx

Jennifer Hardy

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Peco II, Inc.
Preliminary Schedule 14A
Filed on November 4, 2005
File No. 0-31283

Dear Ms. Hardy,

We have received your comments to the Preliminary Schedule 14A, filed by Peco II, Inc. (the “Company”) on November 4, 2005, set forth in your letter dated as of November 22, 2005 (the “Comment Letter”). The Company’s responses to your comments in this letter are numbered to correspond to the numbers contained in your Comment Letter.

In addition, we have made other material changes to the Preliminary Schedule 14A unrelated to the Comment Letter. We have summarized these changes and noted their location under the heading “Recent Developments” in this letter, which follows the responses to your comments below.

We respectfully respond to the comments set out in the Comment Letter as follows:

General

1.	We have revised our disclosure to include a new “Interests of Certain Persons in Matters to Be Acted Upon” section on page 54, which describes the benefits that officers and directors receive in the transaction and any conflicts of interest. We also have provided a summary of this section in the Summary section of the proxy statement on page 10.

2.	We have revised our disclosure in the “Voting Agreement” section on page 51 to clarify that Delta will not have any pecuniary interest in any shares of our capital stock prior to the closing of the asset purchase agreement. In addition, we have provided appropriate disclosure regarding the resulting conflicts of interest with respect to the Voting Agreement in a new “Interests of Certain Persons in Matters to Be Acted Upon” section on page 54.

3.	Information regarding Delta as required by Item 14(c)(2) of Schedule 14A has been included in the new “Delta Business Assets” section beginning on page 21.

4.	We do not intend to seek shareholder approval at the special meeting of shareholders to amend our articles of incorporation to increase the amount of shares authorized. We believe the 50 million shares that are authorized for issuance are adequate to cover the number of shares currently outstanding, plus shares to be issued upon closing of the asset purchase agreement, the warrant shares to be issued upon the exercise of the warrant, and the shares reserved for issuance under our incentive plans.

5.

We have attached as appendices all agreements that we believe to be material to the proxy statement and the full text of the Ohio Control Share Acquisition Act. Specifically, we have attached the full text of the Ohio Control Share Acquisition Act as Appendix B; the Asset Purchase Agreement as Appendix

Jennifer Hardy

Securities and Exchange Commission

January 20, 2006

C, which includes the form of Supply Agreement attached as Exhibit A thereto and the form of Common Stock Warrant attached as Exhibit F thereto; the Voting Agreement as Appendix D; and the Support Agreement and Irrevocable Proxy as Appendix E. The Asset Purchase Agreement, including the Form of Supply Agreement attached as Exhibit A thereto, was filed as Exhibit 2.1 to our Current Report on Form 8-K dated October 13, 2005 (filed October 19, 2005)(the “October 19 Form 8-K”). We have amended our October 19 Form 8-K contemporaneously with this response letter to include the Voting Agreement as Exhibit 10.1 thereto and the Support Agreement and Irrevocable Proxy as Exhibit 10.2 thereto.

6.	We have revised our disclosure throughout the document to provide more detail regarding what assets we will acquire (including the nature of the assets and the business conducted pursuant to such assets) so that investors are aware of how our business will change as a result of the acquisition. We have also added disclosure of how the acquisition of these assets relates to and complements our current business. Examples of this additional disclosure is set forth in the Questions and Answers under “Why has PECO II entered into the Asset Purchase Agreement” on page 1, in the “Summary” section on page 6 under the heading “Description of the Assets To Be Acquired,” and under the heading “Our Recommendations for the Transactions Contemplated by the Asset Purchase Agreement; Recommendation of our Board of Directors” beginning on page 33.

Summary, page 4

7.	We have revised our disclosure to quantify the estimated purchase price in the “Summary” section on page 6 under the heading “Value of the Primary Shares and Warrant.”

8.	Our Board of Directors has determined that the transaction will not cause a change of control of our Company. We have added disclosure to this effect in the “Questions and Answers” section beginning on page 1. As a result of this determination, there are no material triggering events to our Company arising from the consummation of the transactions contemplated by the Asset Purchase Agreement.

9.	We have revised our disclosure of the various aspects of the transaction to provide a more balanced summary of the positive and negative aspects of the transaction, including a discussion of the dilutive effects to existing shareholders under the caption “Dilution to Our Shareholders’ Ownership of PECO II After the Acquisition” on page 8 and on page 51 and the effect of waiving the unaffiliated shareholder protections afforded by the Ohio Control Share Acquisition Act under the caption “Proposal 1 – Amendment to the Amended and Restated Code of Regulations of PECO, II, Inc. to Opt Out of the Ohio Control Share Acquisition Act – Potential Benefits of the Ohio Control Share Acquisition Act” on page 57.

10.	We have revised our disclosure in the Summary to provide more information with respect to the key terms of the transaction from an investor’s point of view, including disclosure regarding change in the board composition under the caption “Voting Agreement; Change in Board Composition” on page 9 and under the heading “The Voting Agreement” beginning on page 51.

Conditions to the Transactions Contemplated by the Asset Purchase Agreement and Expected Timing, page 7

11.	We have revised our disclosure on page 7 to clarify that we will circulate a new proxy statement and resolicit the vote if material conditions to the transactions contemplated by the asset purchase agreement are waived.

Jennifer Hardy

Securities and Exchange Commission

January 20, 2006

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information with Delta, page 19

12.	The proposed acquisition of certain assets of Delta Products Corporation represents the acquisition of a business based on the guidance in Rule 11-01(d) of Regulation S-X despite the fact that the Delta Business Assets are not a separate entity, subsidiary or division of Delta Products Corporation. The facts and circumstances considered by us in making this determination include (i) the Delta Business Assets are a revenue-producing component in the North American continent and upon completion of the transaction, the revenue activities will continue to exist, (ii) we will recognize the revenues and be able to service and responsible for servicing all existing customers, (iii) the market distribution system to which the customers are accustomed to will remain the same and there will be no change in any production techniques, (iv) several members of the sales and engineering force associated with Delta Products Corporation will become affiliated with us after the close of the transaction, and (v) we will obtain the right to use the Delta trade name. The other attributes noted in Regulation S-X, such as physical facilities and employee base, are not included in the acquisition of the Delta Business Assets. These were not a condition of the sale or essential to the transaction because we already have an established facility and employee base; therefore, neither is significant to the business evaluation. We have revised our disclosure beginning on page 22 to provide three years of historical financial statements and interim financial statements of the Delta Business Assets under the new “Delta Business Assets” section beginning on page 21.

13.	The proposed acquisition of certain assets of Delta Products Corporation represents the acquisition of a business under generally accepted accounting principles based on guidance in EITF 98-3. We consider the acquisition a self-sustaining set of activities managed for the purpose of providing a return to investors. The facts and circumstances considered by us in making this determination include the review of inputs and processes applied to the inputs that will generate revenues. The inputs include (i) the rights to customer contracts and the existing revenue stream, (ii) the existing inventory and the right to purchase more inventory via the Supply Agreement, (iii) the right to use the Delta trade name on the purchased equipment if needed, (iv) improved purchasing power, and (v) certain of Delta Product Corporation’s sales and engineering employees. The processes include (i) the established purchase processes will remain the same between PECO II and Delta Product Corporation, and (ii) the customer product delivery will not change. Processes not included in the acquisition include (i) sales and engineering processes, (ii) employee base, and (iii) management processes. The processes not being acquired are minor in that they are developed and are ongoing processes at PECO II. We have accounting, order entry, sales, engineering and other various developed processes that are similarly structured to Delta Products Corporation to enable us to conduct normal operations. Therefore, we believe we are acquiring a business based on guidance in EITF 98-3. In addition, with our conclusion that we are purchasing a business and not assets, there will be intangible assets and possible goodwill depending on the purchase price allocation upon consummation of the transaction.

Background of the Transaction, page 30

14.	We have revised our disclosure in the “Background of Transaction” section beginning on page 30 to disclose the background and discussions relating to the material ancillary agreements (i.e., the Voting Agreement, the Support Agreement and Irrevocable Proxy and the form of Supply Agreement).

15.	We have revised our disclosure in “Background of the Transaction” section beginning on page 30 to disclose the number of shares and the percent of total shares outstanding that represent the shareholders that are party to the Voting Agreement, along with the number of shareholders and the group or class of shareholders whose consent we solicited.

Jennifer Hardy

Securities and Exchange Commission

January 20, 2006

Our Reasons for the Transactions Contemplated by the Asset Purchase Agreement, page 33

16.	We have revised our disclosure in the “Our Reasons for the Transactions Contemplated by the Asset Purchase Agreement; Recommendation of our Board of Directors” section beginning on page 33 to discuss the risks that the board considered in specific terms and for each of the factors discussed, including how each factor either supported or did not support our decision to approve the transactions contemplated by the asset purchase agreement. As we have disclosed, however, our Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision.

17.	We have revised our disclosure in the “Our Reasons for the Transactions Contemplated by the Asset Purchase Agreement; Recommendation of our Board of Director” beginning on page 30 to describe the board’s consideration of the dilutive effect to our shareholders. Also, we have added new disclosure regarding the dilutive effect of the transactions to our shareholders in “Dilution to Our Shareholders; Ownership of PECO II after the Acquisition” on page 51. Our Board of Directors determined that the transactions contemplated by the Asset Purchase Agreement do not constitute a change of control under PECO II’s charter documents or other agreements that may provide for a change of control as a triggering event.

Opinions of Our Financial Advisor, page 35

18.	We have revised our disclosure in the first paragraph of the “Opinions of Our Financial Advisor” section on page 35 to disclose that the financial advisor has consented to the use of its opinion in the document.

19.	We have revised the first paragraph of the “Opinions of Our Financial Advisor” section on page 35 to disclose that the GBQ opinion referred to the transaction was fair to the shareholders.

20.	We have revised the last bullet in the fourth paragraph of the “Opinions of Our Financial Advisor” section on page 36 to describe the nature of the management-prepared documents, lists and schedules as including customer lists, competitor lists, sales forecasts and margin estimates.

21.	We have deleted the reference to “other studies, analyses and investigations” in the “Opinions of Our Financial Advisor” section.

22.	We have revised our disclosure in seventh paragraph under the “Opinions of Our Financial Advisor” section on page 36 to describe GBQ’s consideration of the issuance of additional shares and the effect on existing shareholders.

23.	We have supplementally attached to this letter the entire report of GBQ, dated October 13, 2005.

Discounted Cash Flow Method, page 37

24.	We have revised the second paragraph under the caption “Opinions of Our Financial Advisor – Valuation of PECO II” on page 38 to delete the reference to capital expenditure forecasts of the telecommunications industry based on further discussions with GBQ, which notified us that its review was limited to the information set out with respect to Delta.

Value of Consideration to be Paid by PECO II, page 38

25.	We have revised our disclosure in the fifth paragraph under the caption “Opinions of Our Financial Advisor – Value of Consideration to be Paid by PECO II” to clarify the statement in question and to describe why the range set forth in such paragraph is so large.

Jennifer Hardy

Securities and Exchange Commission

January 20, 2006

Amendment to the Amended and Restated Code of Regulations of PECO II, Inc. to Opt Out of the Ohio Control Share Acquisition Act, page 55

26.	We have revised our disclosure in the first paragraph under the caption “Proposal 1 – Amendment to the Amended and Restated Code of Regulations of PECO II, Inc. to Opt Out of the Ohio Control Share Acquisition Act – Reasons for the Proposed Amendment” on page 55 to quantify the amount and percentage of shares beneficially owned that would be deemed to be interested shares in connection with the transactions contemplated by the asset purchase agreement if the passing of the Amendment to the our Second Amended and Restated Code of Regulations to opt out of the Ohio Control Share Acquisition Act is not approved.

27.	We have revised our disclosure under the caption “Proposal 1 – Amendment to the Amended and Restated Code of Regulations of PECO II, Inc. to Opt Out of the Ohio Control Share Acquisition Act – Reasons for the Proposed Amendment” on page 55. We have also revised our disclosure to explain the purpose and benefits of the Ohio Control Share Acquisition Act to shareholders, including a description beginning on page 57 of the benefits and detriments of this amendment to the Company and shareholders for future transactions.

28.	We have revised our disclosure to clearly state that we are only adding Section X to our Second Amended and Restated Code of Regulations and we have marked language in our Second Amended and Restated Code of Regulations to highlight the language we are proposing to amend.

Proposals 2, page 57, and 3, page 52

29.	We have revised our disclosure in Proposals 2 and 3 on page 58 to disclose the shares that we currently have authorized and issued and to discuss the potential dilutive effects of the proposals to existing shareholders.

30.	We have revised our disclosure in Proposal 3 on page 58 to clarify that the Warrant to be issued to Delta Products Corporation upon closing of the transactions contemplated by the Asset Purchase Agreement is immediately exercisable.

Where You Can Find More Information, page 62

31.	We have revised our disclosure in the “Where You Can Find More Information” section beginning on page 62 to add an appendix to include our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

Recent Developments

Under the heading “Recent Developments” on page 32, we have summarized various developments which arose from the date of our filing of our Preliminary Schedule 14A filed on November 4, 2005 that caused our Board of Directors to reassess whether the transactions contemplated by the Asset Purchase Agreement remained in the best interest of our Company and our shareholders, and whether our Board, under its fiduciary duties, could continue to unanimously recommend the proposals to be brought before our shareholders. As a result, our Board of Directors authorized a special committee to work with our financial advisor to update the fairness opinion (which was summarized in the Preliminary Schedule 14A filed on November 4, 2005) to take into account the impact of such events as well as other synergies associated with the transaction that could have an impact on the Board’s recommendation to shareholders. A new section, entitled “Update of Fairness Opinion of Our Financial Advisor” beginning on page 39 summarizes the recent events, their impact to the analysis previously conducted by the financial advisor in rendering its opinion, and the updated opinion of the financial advisor rendered to our Board of Directors.

Jennifer Hardy

Securities and Exchange Commission

January 20, 2006

*        *        *

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Mark B. Koogler, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2133, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

PECO II, INC.

/s/ John G. Heindel
John G. Heindel
President & CEO

cc:	G. Rodriquez
S. Watkinson
B. Lippmann